EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2016	2015	2014	2013	2012
Earnings from continuing operations before income taxes	$356	$284	$353	$480	$483
Less: Equity earnings	(60)	(60)	(64)	(67)	(64)
Add: Total fixed charges deducted from earnings	284	264	238	242	257
Dividends received from equity investees	38	53	54	67	50
Earnings available for payment of fixed charges	$618	$541	$581	$722	$726
Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$279	$259	$235	$239	$248
Portion of operating lease rental deemed to be interest	5	5	3	3	9
Total fixed charges deducted from earnings	$284	$264	$238	$242	$257
Ratio of earnings to fixed charges	2.2	2.0	2.4	3.0	2.8